

May 11, 2015

Via E-mail
Michael J. Mack
President
John Deere Capital Corporation
1 East First Street, Suite 600
Reno, Nevada 89501

      Re: **John Deere Owner Trust 2012**
                  John Deere Owner Trust 2012-B
                  John Deere Owner Trust 2014
                  John Deere Owner Trust 2014-B
                  Forms 10-K for the Fiscal Year Ended October 31, 2014
                  Filed January 28, 2015
                  File Nos. 333-176018-01, 333-176018-02, 333-176018-05, 333-197204-01

Dear Mr. Mack:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Exhibit 31.1 to Forms 10-K

1.   We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and should only state "Certification," and your second paragraph refers to "statement of material fact" rather than "statement of a material fact." Additionally, the signature block of each certification suggests that the issuing entity, rather than a natural person in his or her individual capacity, is providing the certification. Refer to the last sentence of note 1 to Item 601(b)(31)(ii). Please file amended certifications that conform to the form, content and signature requirements of Item 601(b)(31)(ii). Also, please confirm that, in future filings for these and any other transactions for which John Deere Capital Corporation acts as

servicer, your certifications will conform to the specific requirements of Item 601(b)(31)(ii).

2.   We note that, in the first paragraph of the certification provided with respect to the Form 10-K of John Deere Owner Trust 2014-B, you identify the issuing entity as "John Deere Owner Trust 2014." In your amended certification, please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3262 with any other questions.

                                        Sincerely,

                                        /s/ Arthur C. Sandel

                                        Arthur C. Sandel
                                        Special Counsel

cc: Stacy P. Thomas, Esq.